Exhibit 99.1

ASX Announcement	30 April 2019

ASX Code: SEA
NASDAQ: SNDE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883
Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766     www.sundanceenergy.com.au
Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED

QUARTERLY ACTIVITIES REPORT

Sales Volumes

Sundance Energy Australia Limited (“Sundance” or the “Company”; ASX: SEA) is pleased to announce that it met its sales volume guidance for the first quarter of 2019. The Company’s first quarter sales volume averaged approximately 12,300 Boe/d, towards the top end of first quarter sales volume guidance of 11,500 to 12,500 Boe/d.

The Company’s cumulative sales volumes for the first quarter were approximately 1,107,220 Boe. Sales volumes for the quarter comprised approximately 722,400 barrels of oil, 172,740 barrels of natural gas liquids and 1,272,550 thousand cubic feet of natural gas. Production for the period was ~68% oil by volume.

Development Activities

In January the Company brought the Red Ranch 18H and 19H 2.0 gross (2.0 net) well pad online on its legacy acreage in Dimmit County. These wells were developed in conjunction with the Company’s ongoing sales process for those assets. Immediately subsequent to the first quarter’s end on April 1, Sundance brought online the 2.0 gross (2.0 net) well Bracken 22H and 23H pad in McMullen County which was drilled during the quarter.

During the first quarter the Company additionally finished drilling the 4.0 gross (4.0 net) well Roy Esse 15H, 16H, 17H and 18H pad and drilled the 4.0 gross (4.0 net) well Georgia Buck 01H, 02H, 03H and 10H pad, both in Live Oak County. As of the date of this report, the Company is in the process of drilling the 4.0 gross (4.0 net) well HT Chapman 11H, 12H, 13H and 14H pad in Live oak County. During the second quarter, the Company intends to spud 8 total wells and place 6 wells onto production, with the additional 4 well Georgia Buck pad coming online either late in the second quarter or early in the third quarter.

Midstream Update

As discussed on Sundance’s recent earnings call for the fourth quarter of 2018, the Company has entered into a letter agreement with our midstream partner to expand the capacity of one of our gas processing plants (CGP 41) in order to remove any constraints at the facility.  The midstream partner has completed the turnaround process for their stabilizers.

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Two additional compressors were delivered the week of 22 April, 2019. Installation and testing are being finalized and, once completed, the gas processing capacity of the plant will be increased to 18 mmcfd which is more than sufficient to handle Sundance’s current and planned near term production growth in the area.

With improvements made to date, CGP41 currently has adequate capacity to handle Sundance’s volumes planned for Q2 2019 and the additional compression capacity will cover planned Q3 2019 volumes.  As previously disclosed, planning for the next phase of expansion to bring CGP41 near its design capacity of 35 mmcfd is underway although not needed until Q4 2019.

Financing Activity

As previously guided, the Company drew an additional $30mm upon its credit facility during the first quarter. As planned, this capital was used to pay bills associated with fourth quarter development activities. It is anticipated that the Company will repay its first quarter debt drawdown over the remainder of the year, and exit at the same net debt level at which it entered 2019.

The Company actively hedged during the quarter to lock in price protection for its 2019 development plan. As of the date of this report, the Company has oil hedges in place for the remainder of 2019 at a weighted average floor of $61.27 providing price protection for 7,637 barrels of oil per day, or ~80% of our anticipated sales volumes (at midpoint of previously released FY19 sales guidance, assuming 67% oil cut). For 2020 the Company has oil hedges in place for 5,605 barrels of oil per day at a weighted average floor of $56.92.

For more information, please
contact:
United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at  www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at  www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

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These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery an d development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future developmen t costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting o n its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)

76 112 202 883	31 March 2019

			Year to date
		Current quarter	(3 months)
Consolidated statement of cash flows		$US’000	$US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	50,432	50,432
1.2	Payments for
	(a) exploration & evaluation	(230)	(230)
	(b) development	(53,019)	(53,019)
	(c) production	(19,416)	(19,416)
	(d) staff costs	(2,470)	(2,470)
	(e) administration and corporate costs	(2,586)	(2,586)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	—	—
1.5	Interest and other costs of finance paid	(7,911)	(7,911)
1.6	Income taxes paid	—	—
1.7	Research and development refunds	—	—
1.8	Other (derivative settlements)	7,588	7,588
1.9	Net cash from / (used in) operating activities	(27,612)	(27,612)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(42)	(42)
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—

+ See chapter 19 for defined terms

1 September 2016

Year to date
		Current quarter	(3 months)
Consolidated statement of cash flows		$US’000	$US’000
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	—	—
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	(42)	(42)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	—	—
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	—	—
3.5	Proceeds from borrowings	30,000	30,000
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	30,000	30,000

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	1,581	1,581
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(27,612)	(27,612)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(42)	(42)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	30,000	30,000
4.5	Effect of movement in exchange rates on cash held	(4)	(4)
4.6	Cash and cash equivalents at end of period	3,923	3,923

		Current quarter	Previous quarter
		$US’000	$US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	3,923	1,581
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	3,923	1,581

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	333
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for fees paid to outside directors and salaries paid to the Managing Director during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	372,500	345,000
8.2	Credit standby arrangements (2)	—	16,400
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Consists of 1) $250 million syndicated second lien term loan with Morgan Stanley and 2) $250 million revolving credit facility with Natixis ($122.5 million borrowing base as of quarter end).  There was $95 million outstanding on the revolving credit facility at 31 March 2019, plus the letter of credit noted in 8.2. As at 31 March 2019, the interest rate on the term loan was 10.8%, and the weighted average interest rate on the revolving credit facility was 5.8%.

(2)         The Company has $16.4 million of letters of credit in place for minimum revenue guarantees under certain of its midstream contracts.  The letter of credit reduces the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	—
9.2	Development	(42,300)
9.3	Production	(17,600)
9.4	Staff costs	(2,900)
9.5	Administration and corporate costs	(1,600)
9.6	Other (provide details if material)	—
9.7	Total estimated cash outflows	(64,400)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	non-core expirations and administrative true-ups	52,001	49,222	(1)
10.2	Interests in mining tenements and petroleum tenements acquired or increased

(1)  Excludes 5,306 net acres targeting non-Eagle Ford formations located within the same operating area.

Compliance statement

1                                        This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                                        This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 30 April 2019

Managing Director and Chief Executive Officer

Print name: Eric McCrady

Notes

1.                                     The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                                     If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                                     Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.